Exhibit 3.1

Amendment, effective March 27, 2020, to the Restated By-laws of Quaker Chemical Corporation, effective May 6, 2015

Section 2.1. Place or Means of Shareholders' Meetings

Meetings of the shareholders shall be held at the Registered Office of the Corporation, at such other place within or without Pennsylvania as the Board of Directors may fix, or by means of the Internet or other electronic communications technology in a fashion that satisfies the requirements of the Pennsylvania Business Corporation Law for a meeting conducted in that fashion, in each case as may be determined from time to time by the Board of Directors.